Mail Stop 3561

June 29, 2007

George J. Mehm, Jr.
Senior Vice President, Chief Financial Officer and Treasurer
U.S. Helicopter Corporation
6 East River Piers, Suite 216
Downtown Manhattan Heliport
New York, NY 10004

Re: U.S. Helicopter Corporation
File No. 001-32580
Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Mehm:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Notes to Financial Statements, page F-7

Note 11: Convertible Debt, page F-13

1.   Please tell us the facts and circumstances that resulted in the change in fair value of the derivative liability and the recording of $2,765,581 in the Statement of Operations. In your response, provide the calculation of the $2,765,581. In addition, discuss in MD&A the reasons for material changes in line items of your financial statements.

Note 12: Securities Offerings, page F-16

2.   It appears that the Convertible Series A Preferred Stock has a beneficial conversion feature. Please tell us if you recorded the discount, resulting from the allocation of proceeds to the beneficial conversion feature, as a dividend. Refer to the guidance in paragraph 8 of EITF 98-5.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief